2701 E. Grauwyler Rd. Irving, TX 75061 972-821-4000

February 13, 2006

VIA Edgar Electronic Transmission

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:          BancTec, Inc.

Form 10K for the year ended December 31, 2004

Dear Ms. Collins:

We are in receipt of your additional comment letter dated January 30, 2006 regarding the above referenced filing, requesting a response within 10 business days (February 13, 2006) or a communication as to when we would provide a response.  Consider this correspondence as a request to respond to the comment letter before February 27, 2006, which provides an additional 10 business days.  This additional time is required due to year end audit work currently taking place by the Company’s external auditors.  Please contact Cathy Hauslein, Corporate Controller, at 972-821-4983, to confirm your approval of this proposed date.  Thank you for your consideration.

Sincerely,

/s/ Coley Clark
Coley Clark
President and Chief Executive Officer